DRIVEN TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Driven Technologies, Inc.
Boulder, Colorado

We have reviewed the accompanying financial statements of Driven Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 15, 2023
Los Angeles, California

DRIVEN TECHNOLOGIES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	156,674	$	555,647
Total Current Assets		**156,674**		**555,647**
Property and Equipment, net		19,369		32,282
Intangible Assets		495,895		465,512
Right-of-Use Asset		140,192		-
Security Deposit		30,322		30,322
Total Assets	$	**842,453**	$	**1,083,764**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	5,667
Current Portion of Convertible Note		932,207		-
Total Current Liabilities		**932,207**		**5,667**
Convertible Note		500,000		932,207
Accrued Interest on Convertible Note		80,607		24,135
Lease Liability		141,781		-
Total Liabilities		**1,654,594**		**962,009**
STOCKHOLDERS EQUITY				
Common Stock		1,000		900
Additional Paid in Capital		486,812		486,200
Retained Earnings/(Accumulated Deficit)		(1,299,953)		(365,344)
Total Stockholders' Equity		**(812,141)**		**121,756**
Total Liabilities and Stockholders' Equity	$	**842,453**	$	**1,083,764**

See accompanying notes to financial statements.

DRIVEN TECHNOLOGIES INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	876,289	334,356
Sales and Marketing	699	7,406
Total operating expenses	876,988	341,762
Operating Income/(Loss)	(876,988)	(341,762)
Interest Expense	56,472	24,135
Other Loss/(Income)	(439)	(553)
Income/(Loss) before provision for income taxes	(933,020)	(365,344)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (933,020)	$ (365,344)

See accompanying notes to financial statements.

DRIVEN TECHNOLOGIES INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2020					
Issuance of Stock	900,000	$ 900	$ 486,200		$ 487,100
Share-Based Compensation			-		-
Net income/(loss)				(365,344)	(365,344)
Balance—December 31, 2021	**900,000**	**900**	**486,200**	**$ (365,344)**	**$ 121,756**
Issuance of Stock	100,000	100	-		100
Application of ASC 842 Lease Accounting Standard				$ (1,589)	(1,589)
Share-Based Compensation			612		612
Net income/(loss)				(933,020)	(933,020)
Balance—December 31, 2022	**1,000,000**	**$ 1,000**	**$ 486,812**	**$ (1,299,953)**	**$ (812,141)**

See accompanying notes to financial statements.

DRIVEN TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(933,020)	$	(365,344)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		12,913		8,071
Amortization of Intangibles		32,336		23,038
Share-based Compensation		712		-
Changes in operating assets and liabilities:				
Accounts Payable		(5,667)		5,667
Accrued Interest on Convertible Note		56,472		24,135
Security Deposit		-		(30,322)
Net cash provided/(used) by operating activities		**(836,253)**		**(334,756)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		(40,353)
Purchases of Intangible Assets		(62,720)		(488,550)
Net cash provided/(used) in investing activities		**(62,720)**		**(528,904)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		487,100
Borrowing on Convertible Notes		500,000		932,207
Net cash provided/(used) by financing activities		**500,000**		**1,419,307**
Change in Cash		(398,973)		555,647
Cash—beginning of year		555,647		-
Cash—end of year	$	**156,674**	$	**555,647**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Driven Technologies Inc. was incorporated on November 6, 2020 in the state of Delaware. The financial statements of Driven Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

The Company began by creating a unique drive system for time-trial bikes but pivoted in mid-2022 to design and manufacture an e-bike drive system called the 'Driven Core Drive.' As of April, 2023, the final production-level prototype is only a few weeks from delivery, with sales of the drive unit on-track to commence in mid-2023. The Driven Core Drive is lighter than most drive-systems in e-bikes, has fewer gears, requires almost no maintenance, is highly efficient (greater battery range), utilizes regenerative braking, and ships with the three most common motor-bolt-patterns in the e-bike market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $234,807, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include Website and product development costs which will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Income Taxes

Driven Technologies, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of an e-bike drive system called the 'Driven Core Drive

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $699 and $7,406, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 15, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, leases *(Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021	Recognition of Operating Leases	Total Effects of Adoption	With effect of lease accounting standard update January 1, 2022
Assets				
Right of use asset, net	$ -	$ 172,103	$ 172,103	$ 172,103
Liabilities				
Current portion of lease obligat	-	29,860	29,860	$ 29,860
Lease obligation	-	143,831	143,831	$ 143,831
Deferred rent current	-	-	-	$ -
Deferred rent non-current	-	-	-	$ -
Equity				
Retained Earnings	-	(1,589)	(1,589)	$ (1,589)
Total	$ -	$ -	$ -	$ -

3.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Equipment	$	40,353	$	40,353
Property and Equipment, at Cost		**40,353**		**40,353**
Accumulated depreciation		(20,984)		(8,071)
Property and Equipment, Net	$	**19,369**	$	**32,282**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $12,913 and $8,071, respectively.

4.   INTANGIBLE ASSETS

As of December 31, 2022 and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		2022		2021
Patent	$	460,764	$	460,764
Product Development		79,714		27,786
Website		10,793		-
Intangible assets, at cost	$	**551,270**	$	**488,550**
Accumulated amortization		(55,375)		(23,038)
Intangible assets, Net	$	**495,895**	$	**465,512**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022 and 2021 was in the amount of $32,336 and $23,038, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		Expense
2023	$	(32,336)
2024		(32,336)
2025		(32,336)
2026		(32,336)
Thereafter		(366,550)
Total	$	**(495,895)**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 2,000,000 shares of Common Stock at a par value of $0.001. As of December 31, 2022, and December 31, 2021, 1,000,000 shares and 900,000 Common Stock were issued and are outstanding, respectively.

6.   SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,123,596 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	82,152	$ 1.69	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	82,152	$ 1.69	9.05
Exercisable Options at December 31, 2022	14,736	$ 1.69	9.05

Stock option expenses for the years ended December 31, 2022 and December 31, 2021 was $612 and $0, respectively.

7.   DEBT

Convertible Note(s)

Below are the details of the convertible notes:

							For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount Rate	Valuation CAP	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note - Seed Invest	$ 932,207	5.00%	06/25/2021	20.00%	$ 2,970,000	06/25/2023	$ 46,610	$ 70,746	$ 932,207	$ -	$ 1,002,952	24,135	24,135	-	$ 932,207	956,342
Convertible Note - CS Sport	$ 250,000	5.00%	10/31/2022	25.00%	$ 5,000,000	10/31/2024	$ 12,500	$ 2,089	$ -	$ 250,000	$ 252,089	-	-	-	-	-
Convertible Note - A&C Inc	$ 219,000	5.00%	05/18/2022	25.00%	$ 4,000,000	05/18/2024	$ 10,950	$ 6,810	$ -	$ 219,000	$ 225,810	-	-	-	-	-
Convertible Note - CN	$ 1,000	5.00%	05/20/2022	25.00%	$ 4,000,000	05/20/2024	$ 50	$ 31	$ -	$ 1,000	$ 1,031	-	-	-	-	-
Convertible Note - ILI	$ 5,000	5.00%	05/20/2022	25.00%	$ 4,000,000	05/20/2024	$ 250	$ 154	$ -	$ 5,000	$ 5,154	-	-	-	-	-
Convertible Note - JQ	$ 25,000	5.00%	05/18/2022	25.00%	$ 4,000,000	05/18/2024	$ 1,250	$ 777	$ -	$ 25,000	$ 25,777	-	-	-	-	-
Total							$ 71,610	$ 80,607	$ 932,207	$ 500,000	$ 1,512,814	$ 24,135	$ 24,135	$ -	$ 932,207	956,342

The convertible notes are convertible into preferred stock at a conversion price. The conversion price means the lesser of (x) 75% or 80% of the price per share paid for the Preferred stock in the Qualified Financing and (y) the price obtained by dividing Valuation CAP by the Company's Fully Diluted Capitalized immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Operating Lease

On May 24, 2021, the Company entered into a lease agreement with Goose Creek Partners LLC to rent business premises located at Boulder, Colorado. The lease commenced on June 1, 2021 and ends on June 30, 2026. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 173,692
Additions	$ -
Lease payments	(31,911)
Balance at end of pe $	141,781

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 32,372
2024	39,510
2025	45,178
2026	24,720
2027	
Thereafter	-
Total	$ 141,781

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (238,387)	$ (84,488)
Valuation Allowance	238,387	84,488
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (322,875)	$ (84,488)
Valuation Allowance	322,875	84,488
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,263,699, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,263,699. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

In 2023, the Company issued a Convertible promissory note in the amount of $750,000 to CeramicSpeed Sport A/S, one of the shareholders. The note bears an interest rate of 5% per annum and has a maturity date set twenty-four months from the date of the note.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through June 15, 2023, which is the date the financial statements were available to be issued.

In 2023, the company issued a Convertible promissory note in the amount of $750,000 to CeramicSpeed Sport A/S, one of the shareholders. The note bears an interest rate of 5% per annum and maturity date is set 24 months from the date of the note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $876,988, an operating cash flow loss of $836,253, and liquid assets in cash of $156,674, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.